UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements filed Pursuant

to § 240.13d-1 (b), (c) and (d)

and Amendments Thereto Filed Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

GREENPRO CAPITAL CORP

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

39540f101

(CUSIP Number)

August 28, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1 (b)

[X] Rule 13d-1 (c)

[  ] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Schedule 13G is being filed as Amendment No. 1 to the Schedule 13G filed by the reporting person, Greenpro International Foundation., to reflect that C.K LEE and Gilbert LOKE no longer serve as members of the counsel of Greenpro International Foundation, and as a result, no longer share in beneficial ownership over the shares (as defined in Rule 13d-3) with the other members of the counsel. The counsel is now comprised of only three members, with Ms. Lu QI being recently appointed.

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenpro International Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.39%
12	TYPE OF REPORTING PERSON FI

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lu QI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,000,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,000,000*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.39%
12	TYPE OF REPORTING PERSON IN

* Reflects the 5,000,000 shares reported herein as beneficially owned by Greenpro International Foundation (the “Foundation”), of which Ms. Lu QI is one of three members of the Foundation’s counsel and shares beneficially ownership over the shares.

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wing Wai HEUNG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 200
	6	SHARED VOTING POWER 5,000,000*
	7	SOLE DISPOSITIVE POWER 200
	8	SHARED DISPOSITIVE POWER 5,000,000*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 [9.39%]
12	TYPE OF REPORTING PERSON IN

* Reflects the 5,000,000 shares reported herein as beneficially owned by Greenpro International Foundation (the “Foundation”), of which Mr. Wing Wai HEUNG is one of three members of the Foundation’s counsel and shares beneficially ownership over the shares.

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Inn Shen TAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,006,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,006,000*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,006,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.40%
12	TYPE OF REPORTING PERSON IN

* Reflects the 5,000,000 shares reported herein as beneficially owned by Greenpro International Foundation (the “Foundation”), of which Mr. Inn Shen TAN is one of three members of the Foundation’s counsel and shares beneficially ownership over the shares, and (ii) 6,000 shares reported herein as beneficially owned by Dragon Venture International Limited (“Dragon Venture”), of which Mr. Inn Shen TAN is the sole shareholder and director of Dragon Venture and shares beneficially ownership over the shares.

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenpro Talents Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Seychelles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0*
12	TYPE OF REPORTING PERSON FI

* Greenpro Talents Ltd., a wholly-owned subsidiary of Greenpro International Foundation (the “Foundation”), is the registered holder of the 5,000,000 shares of Greenpro Capital Corp. being reported herein as beneficially owned by (1) the Foundation, (2) Lu QI, (3) Wing Wai HEUNG and (4) Inn Shen TAN. Greenpro Talents Ltd. is not the beneficial holder of the shares as defined under Rule 13d-3(a) .

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Item 1(a).	Name of Issuer: Greenpro Capital Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices: Room 1701-1703, 17/F The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong

Item 2(a).	Name of Person Filing: Greenpro International Foundation

Lu QI

Wing Wai HEUNG

Inn Shen TAN

Greenpro Talents Ltd.

Item 2(b).	Address of Principal Business Office or if none, Residence:

Greenpro International Foundation - Delta Tower Building, 7th Floor, Via Espana One Hundred Twenty Two, Panama City, Republic of Panama
Lu QI – Room C, 36/F, Block 1B, The Latitude, 638 Prince Edward Road East, San Po Kong, Kowloon, Hong Kong
Wing Wai HEUNG - RM 405, 4/F Energy Plaza, Tsim Shs Tsui East, Hong Kong, 000000
Inn Shen TAN - 30E, Block B, New World Famous Palace, Beidou Rd, Luohu Qu, Shenzhen, Guangdong Province, China, 518000
Greenpro Talents Ltd. - Same as Issuer’s Principal Executive Offices

Item 2(c).	Citizenship:

Greenpro International Foundation - Panama
Lu QI – Hong Kong
Wing Wai HEUNG – Hong Kong
Inn Shen TAN - Malaysia
Greenpro Talents Ltd. – Seychelles

Item 2(d).	Title of Class of Securities: Common Stock, $.0001 par value

Item 2(e).	CUSIP Number: 39540F101

Item 3.	Not Applicable

Item 4.	Ownership:

(a)       Amount Beneficially Owned:

Greenpro International Foundation – 5,000,000
Lu QI – 5,000,000
Wing Wai HEUNG – 5,000,000
Inn Shen TAN – 5,006,000
Greenpro Talents Ltd. - 0

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(b)       Percent of Class:

Greenpro International Foundation – 9.39%
Lu QI – 9.39%
Wing Wai HEUNG – 9.39%
Inn Shen TAN – 9.40%
Greenpro Talents Ltd. - 0

The foregoing percentages are based on 53,233,960 shares of common stock outstanding as of August 28, 2017.

(c)       Number of shares as to which each person has:

(i)	sole power to vote or to direct the vote:

Greenpro International Foundation – 0
Lu QI - 0
Wing Wai HEUNG– 200
Inn Shen TAN – 0
Greenpro Talents Ltd. – 0

(ii)	shared power to vote or to direct the vote:

Greenpro International Foundation – 5,000,000
Lu QI – 5,000,000
Wing Wai HEUNG – 5,000,000
Inn Shen TAN – 5,006,000
Greenpro Talents Ltd. – 0

(iii)	sole power to dispose or to direct the disposition of:

Greenpro International Foundation – 0
Lu QI - 0
Wing Wai HEUNG– 200
Inn Shen TAN – 0
Greenpro Talents Ltd. - 0

(iv)	shared power to dispose or to direct the disposition of:

Greenpro International Foundation – 5,000,000
Lu QI – 5,000,000
Wing Wai HEUNG – 5,000,000
Inn Shen TAN – 5,006,000
Greenpro Talents Ltd. – 0

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable

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Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities:

Greenpro International Foundation is filing this Schedule 13G as the parent company to Greenpro Talents Ltd.

On August 28, 2017, Mr. Lee and Mr. Loke resigned from the counsel of Greenpro International Foundation, and Ms. Lu QI was appointed as one of the counsel member of Greenpro International Foundation. As a result of such change, now shares beneficial ownership over the shares with the three members of Greenpro International Foundation’s counsel referred to herein.

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2017

Greenpro International Foundation

By:	/s/Inn Shen Tan
Name:	Inn Shen Tan
Title:	Member of Foundation Counsel

/s/ Lu QI
Lu QI

/s/ Wing Wai HEUNG
Wing Wai HEUNG

/s/ Inn Shen TAN
Inn Shen TAN

Greenpro Talents Ltd.

By:	/s/ Inn Shen TAN
Name:	Inn Shen TAN
Title:	Director

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EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.0001 par value, of Greenpro Capital Corp., a Nevada corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 28, 2017.

Greenpro International Foundation

By:	/s/ Inn Shen Tan
Name:	Inn Shen Tan
Title:	Member of Foundation Counsel

/s/ Lu QI
Lu QI

/s/ Wing Wai HEUNG
Wing Wai HEUNG

/s/ Inn Shen TAN
Inn Shen TAN

Greenpro Talents Ltd.

By:	/s/ Inn Shen TAN
Name:	Inn Shen TAN
Title:	Director

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